United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Vale informs on the suspension of interdiction of the Itabira Complex

Rio de Janeiro, June 17th, 2020 – Vale S.A. (“Vale”) informs that, on this date, the Sub-Secretariat for Labour Inspection, in Minas Gerais, issued a Term of Suspension of Interdiction of the Itabira mining complex, comprising by the Conceição, Cauê and Periquito mines, determining the total suspension of the interdiction initially determined by the Sub-Secretariat for Labour Inspection itself, which concluded in its technical report that additional measures adopted by Vale were considered satisfactory to mitigate the risk of workers’ contamination during their labour activities.

Vale reaffirms that it is aware of its socioeconomic responsibility and, since the beginning of the pandemic, it has been looking for ways to contribute to the Brazilian society in the fight against the virus, protecting its employees and the communities close to its operations

The Itabira Complex activities were halted since June 5th, 2020 and the production impact was lower than 1 Mt. The operation will be gradually resumed and there is no need to revise the iron ore production guidance of 310-330 Mt in 2020.

Ever since the COVID-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online.

For further information, please contact:

Vale.Ri@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 17, 2020		Head of Investor Relations